UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
FORM 6-K
_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT of 1934

March 22, 2024
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Pan American Silver Corp.
(Exact name of registrant as specified in its charter)

 2100-733 SEYMOUR STREET
VANCOUVER BC CANADA V6B 0S6
(Address of principal executive offices)

 001-41683
(Commission File Number)
_____________________
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

EXHIBIT LIST

Exhibit	Description
99.1	Cover Letter to NI 43-101 Technical Report for the La Colorada Mine, Zacatecas, Mexico dated effective December 18, 2023
99.2	Amended NI 43-101 Technical Report for the La Colorada Mine, Zacatecas, Mexico dated effective December 18, 2023
99.3	Consent of Martin Wafforn, P.Eng.
99.4	Consent of Christopher Emerson, FAusIMM
99.5	Consent of Peter Mollison, P.Eng.
99.6	Consent of Americo Delgado, P.Eng.
99.7	Consent of Matthew Andrews, FAusIMM

 Cautionary Note to U.S. Investors Concerning Estimates of
Measured, Indicated and Inferred Resources

The Amended NI 43-101 Technical Report for the La Colorada Mine, Zacatecas, Mexico dated effective December 18, 2023, included as Exhibit 99.1 hereto (the “Technical Report”), has been prepared and disclosed in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and mineral reserve and mineral resource information included in the Technical Report may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the Technical Report uses the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” as defined under Canadian regulations. The requirements of NI 43-101 for the identification of “mineral reserves” are also not the same as those of the SEC, and reserves reported by the Registrant in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. While the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, including amendments to certain definitions to be substantially similar to the corresponding standards under NI 43-101, there are still differences in these standards and definitions. U.S. investors are cautioned not to assume that any part of a “measured mineral resource” or “indicated mineral resource” will ever be converted into a “mineral reserve”. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred mineral resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. In addition, disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth in the Technical Report may not be comparable with information made public by companies that report in accordance with U.S. standards.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Silver Corp.
(Registrant)

Date: March 22, 2024	By:	/s/ "Delaney Fisher"
Delaney Fisher
SVP Associate General Counsel & Corporate Secretary